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SEC FILE NUMBER
CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☑ Form 10-Q
☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: September 30, 2005
☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: __________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Delta Air Lines, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

1030 Delta Boulevard, Department No. 981

Address of Principal Executive Office (Street and Number)

Atlanta, Georgia 30354-1989

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On September 14, 2004, the Registrant and substantially all of its subsidiaries filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code. The Chapter 11 filing significantly impacts the disclosures in the Registrant’s Form 10-Q for the quarter ended September 30, 2005 (“Form 10-Q”). In addition, the Registrant has been engaged in discussions with creditors, financial institutions, its employees and others regarding matters relating to its Chapter 11 filing. The Registrant expects to file its Form 10-Q within five days, as permitted by Rule 12b-25 under the Securities Exchange Act of 1934.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Leslie P. Klemperer	(404)	715-2476

(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☐   No ☑   Yes

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐   No ☑   Yes

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Delta Air Lines, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 10, 2005	By	/s/ Edward H. Bastian
Edward H. Bastian Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

General Instructions

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§ 232.201 or § 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§ 232.13(b) of this chapter).

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PART IV — OTHER INFORMATION
     On September 14, 2005, the Registrant and substantially all of its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code, in the United States Bankruptcy Court for the Southern District of New York. The reorganization cases are being jointly administered under the caption “In re Delta Air Lines, Inc., et al., Case No. 05-17923-PCB.”
     In accordance with GAAP, the Registrant has applied the provisions of American Institute of Certified Public Accountants’ Statement of Position 90-7, “Financial Reporting by Entities in Reorganization Under the Bankruptcy Code” (“SOP 90-7”). SOP 90-7 requires that the financial statements, for periods subsequent to the Chapter 11 filing, distinguish transactions and events that are directly associated with the reorganization from the operations of the business. Accordingly, certain items of income, expense, gain, or loss realized or incurred because we are in Chapter 11 are recorded in reorganization items.
     The Registrant will report an unaudited consolidated net loss of $1.1 billion for the September 2005 quarter ($6.73 diluted loss per share), compared to a net loss of $646 million ($5.16 diluted loss per share) in the September 2004 quarter. The net loss for the three months ended September 30, 2005 and 2004 includes net charges of $692 million and $54 million, respectively. These net charges reflect (1) a net charge of $607 million for reorganization items in the September 2005 quarter and (2) a net charge of $85 million in the September 2005 quarter and $54 million in the September 2004 quarter for pension settlements, asset writedowns, restructuring and related items, net.
     Operating revenues totaled $4.2 billion in the September 2005 quarter, a 9% increase compared to the September 2004 quarter. Passenger revenues increased 9% to $3.9 billion, reflecting a 7% increase in RPMs on a capacity increase of 5% and a 2% increase in passenger mile yield to 11.97¢. Passenger Revenue per Available Seat Mile (“Passenger RASM”) increased 4% to 9.48¢, while load factor increased 1.6 points to 79.2%. The increases in passenger mile yield reflect the Registrant’s recent fare increases.
     Operating expenses were $4.5 billion for the September 2005 quarter compared to $4.3 billion for the September 2004 quarter. The increase in operating expenses was primarily due to significantly higher fuel prices in 2005 than in 2004. Operating capacity increased 5% primarily due to operational efficiencies from the redesign of the Atlanta hub from a banked to a continuous hub, which allowed an increase to system-wide capacity with no additional Mainline aircraft. Operating cost per available seat mile (“CASM”) decreased 1% to 10.86¢.
     The Registrant will report an unaudited consolidated net loss of $2.6 billion for the nine months ended September 30, 2005 ($17.07 diluted loss per share), compared to a net loss of $3.0 billion ($24.06 diluted loss per share) for the nine months ended September 30, 2004. The net loss for the nine months ended September 30, 2005 and 2004 includes net charges of $1.2 billion and $1.5 billion, respectively. These net charges reflect (1) a net charge of $712 million and $171 million for the nine months ended September 30, 2005 and 2004, respectively, for pension settlements, asset writedowns, restructuring and related items, net; (2) a $607 million net charge for reorganization items for the nine months ended September 30, 2005; and (3) a $139 million income tax benefit and a $1.3 billion income tax provision for the nine months ended September 30, 2005 and 2004, respectively.
     Operating revenues totaled $12.0 billion for the nine months ended September 30, 2005, a 6% increase compared to the nine months ended September 30, 2004. Passenger revenue increased 6% to $11.1 billion, reflecting an 8% rise in RPMs on a capacity increase of 5% and a 2% decline in passenger mile yield to 12.03¢. Passenger RASM increased 1% to 9.3¢, while load factor increased 2.3 points to 77.4%. The decline in passenger mile yield reflects the Registrant’s lack of pricing power due to the continuing growth of low-cost carriers with which it competes in most of its domestic markets, partially offset by recent fare increases. High industry capacity and increased price sensitivity by the Registrant’s customers, enhanced by the availability of airline fare information on the Internet also contributed to the decline in passenger mile yield.
     Operating expenses were $13.4 billion for the nine months ended September 30, 2005, compared to $12.4 billion for the nine months ended September 30, 2004. The increase in operating expenses was primarily due to significant increases in (1) fuel prices and (2) pension settlements, asset writedowns, restructuring and related items, net offset by a decrease in salaries and related costs. Operating capacity increased 5% to 119.4 billion ASMs primarily due to operational efficiencies from the redesign of our Atlanta hub from a banked to a continuous hub, which allowed us to increase system-wide capacity with no additional Mainline aircraft. CASM increased 2% to 11.20¢.